SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON May 14th, 2012

DATE, TIME AND PLACE: May 14th 2012, at 12:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Stefano de Angelis, Andrea Mangoni, Adhemar Gabriel Bahadian e Carmelo Furci, either in person or by means of audio-conference, as provided in paragraph 2, section 25 of the Company’s By-laws. It was justified the absence of Messrs. Oscar Chiccetti, Gabriele Galateri di Genola e Suniglia e Maílson Ferreira da Nóbrega. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Company’s Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Roger Sole Rafols, Chief Marketing Officer, Mario Girasole, Regulatory Affairs Officer, Paolo Stoppaccioli, Chief Human Resources Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horácio Francisco da Silva - Chairman; and Jaques Horn - Secretary.

AGENDA: (1) To acknowledge the resignations posed by Mr. Luca Luciani to his positions as Chief Executive Officer and as a member of the Board of Directors of the Company; (2)  To deliberate on the modification of the Board of Officers of the Company and on the authority limits of the Board of Officers of the Company; (3) To nominate the representatives of the Company in TIM Celular S.A. (“TCEL”); (4) To deliberate on the modification of the Board of Directors of the Company; and (5) To examine and discuss any others aspects or measures adopted or  to be adopted related to any of the agenda, or any other matter of general interest to this Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda the Board Members resolved, by unanimous vote, with the abstention of the Board Members legally restricted: (1) The Board Members were informed of the resignations posed by Mr. Luca Luciani from his positions as Chief Executive Officer and as a member of the Board of Directors of the Company, which resignations are effective as from May 4th, 2012. The Board members expressed their sincere thanks for the relevant and exceptional services rendered by Mr. Luca Luciani, and congratulated for his performance which significantly added value to the Company during the period in which he exercised his functions. Specifically the Board member Mr. Carmelo Furci agreed with Mr. Franco Bernabe, Chairman of Telecom Italia S.p.A (“Telecom Italia”), during the presentation of the 2012 first quarter results release of Telecom Italia, when he emphasized the relevant work of Mr. Luca Luciani and his team. The Board Members registered their surprise regarding Mr. Luciani’s resignation and wished him success in his new professional challenges. Mr. Luca Luciani thanked each member of the Board of Directors and each Executive Officer for their confidence and support during his period in the Company, and, after that, left the meeting. Mr. Carmelo Furci asked to be registered in the minutes the inadequacy and discomfort caused by the fact that Mr. Luca’s resignation was fully exposed by the media before such Board of Directors meeting; (2) (2.1) In view of the resignation of Mr. Luca Luciani from the position of Chief Executive Officer, the Board Members nominated Mr. Andrea Mangoni, Italian citizen, married, Bachelor on Administration, bearer of the Italian Passport Nr. YA1006417, valid until July 26th, 2020, domiciled at Via Corso d”Italia, Nr. 41, Rome, Italy, for the position of Chief Executive Officer of the Company. Mr. Andrea Mangoni will be elected to the nominated position, as soon as he fulfills all the legal formalities of the Brazilian immigration and obtains the necessary documents. It shall be recorded that Mr. Mangoni will present the statement provided by the CVM Instruction Nr. 367/2002 duly signed in the moment of the execution of the instrument of appointment and the statements provided in Sections 18 and 19 of the Company’s By-laws. Therefore, at this date, the new Board of Executive Officers of the Company is composed by eight (8) officers, as follows: Messrs. Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Antonino Ruggiero (Wholesale Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) and Jaques Horn (Legal Officer), all Officers shall remain in office until the first Board of Directors` Meeting to be held after the General Shareholders` Meeting of the year 2014; and (2.2) As a result of the new composition of the Board of Officers, the Board Members ratify the empowerment of the Company`s Statutory Officers, pursuant to paragraph 1, Section 30 of the Company`s By-Laws. The Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the Company`s By-laws. The additional Company`s Statutory Officers, within their respective areas and always in compliance with the provisions of the Company’s By-laws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial Officer: (i) for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or series of related operations; and (ii) for all the other operations, up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations; (b) Purchasing & Supply Chain Officer, Chief Operations Officer, Chief Marketing Officer, Regulatory Affairs Officer, Wholesale Officer, Investor Relations Officer and Legal Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or series of related operations. The Company`s Statutory Officers shall have the authority to grant instruments of powers-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-laws;
 (3) In view of Mr. Luca Luciani’s resignation of the position of Chief Executive Officer of TCEL and in accordance with item XXIII of Section 22 of Company’s By-laws, the Board Members approved that Mr. Andrea Mangoni, qualified herein, shall be nominated to the position of Chief Executive Officer of TCEL, being elected to such position as soon as he fulfills all the legal formalities of the Brazilian immigration and obtains the necessary documents; (4) Due to the resignation of Mr. Luca Luciani from the position of member of the Board of Directors, the Board of Directors of the Company shall be composed by eight (8) members: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Stefano de Angelis, Andrea Mangoni, Oscar Cicchetti, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci, all Directors shall remain in office until the General Shareholders` Meeting of the year 2013; and (5) Mr. Carmelo Furci registered his concerning in relation to the Form 20-F filling before the Securities Exchange Commission (“SEC”) and requested a clarification from Messrs. Claudio Zezza and Alberto Emmanuel Carvalho Whitaker, Chairman of the Company’s Statutory Audit Committee, who confirmed the approval of such form and its timely filling. The Board Member, Mr. Carmelo Furci, also requested clarifications about the scope of the limited audit carried out in the Company, related to the operational dynamics of pre-paid sim cards in Brazil. Messrs. Claudio Zezza and Jaques Horn informed that the drafts of the reports elaborated by the law firms Davis Polk and Wardwell (New York/United States of America) and Veirano Advogados (Rio de Janeiro/Brazil) and by the independent auditors Deloitte Touche Tohmatsu do not contain any evidence of irregularities. Mr. Andrea Mangoni also confirmed that the works conducted by the independent auditors and the law firms did not verify any irregularities in the results of the Company. In addition, the Chairman of the Board, Mr. Manoel Horacio Francisco da Silva, confirmed the non existence of any irregularities. Mr. Carmelo Furci expressed his concern about the negative news that were released by the media about the Company and detached the importance of an official communication denying the rumors and preserving the Board of the Officers of the Company.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Stefano de Angelis, Andrea Mangoni, Adhemar Gabriel Bahadian e Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 14th, 2012.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 15, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.